SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 November 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 21 November 2011 re: UPDATE ON MANAGEMENT PLANS

21 November 2011

LLOYDS BANKING GROUP PROVIDES AN UPDATE ON MANAGEMENT PLANS

Following the announcement of 2 November 2011 stating that the Group CEO, António Horta-Osório, had taken a short leave of absence on medical advice, the Lloyds Banking Group Board is pleased to note that António is continuing to make good progress in his recovery.

As part of its contingency plans the Board has agreed that David Roberts1, a non-Executive Director since 2010 and Chairman of its Risk Committee, will assume the position of Interim Group Chief Executive in the event that António's return were delayed beyond this time.

Sir Win Bischoff, Chairman of Lloyds Banking Group, said: "The Board is pleased that António is making good progress and we are looking forward to his return at the end of the year.  However, we recognise it is important that we formalise the contingency arrangements if António's return is delayed.

"David Roberts has impressed his colleagues on the Board and the Group's senior management with his understanding and broad experience of the banking and financial services sector.  He has a strong track record in retail and commercial banking experience at the highest level."

The Group has also been informed by Nathan Bostock, presently Head of Restructuring and Risk at Royal Bank of Scotland Group plc ('RBS'), he will remain with RBS and won't be taking up the position with the Group as announced on 19 July 2011.  As a result, Truett Tate will continue in his role as Group Executive Director, Wholesale, as has been his responsibility for the last 7 years, as well as continuing his role as Vice Chairman, Client Coverage.

- END -

Notes to Editors

1.  David Roberts, 49, joined the Lloyds Banking Group Board on 1 March 2010.  He was previously an Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking at Barclays until December 2006.  He joined Barclays in 1983 and held various senior management positions, including Chief Executive, Personal Financial Services and Chief Executive, Business Banking.

David was a non-executive Director of BAA until June 2006 and a non-executive Director of Absa Group Limited, one of South Africa's largest financial services groups, until October 2006.

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  21 November 2011